Exhibit 2.1

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”), dated as of June 6, 2023, is entered into between Kaspien, Inc., a Washington corporation (“Seller”), and Channel Key, LLC, a Nevada limited liability company (“Buyer”).

RECITALS

WHEREAS, Seller wishes to sell and assign to Buyer, and Buyer wishes to purchase and assume from Seller, the rights and obligations of Seller to the Purchased Assets and the Assumed Liabilities (as defined herein), subject to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
PURCHASE AND SALE

Section 1.01       Purchase and Sale of Assets.  Subject to the terms and conditions set forth herein, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase from Seller, all of Seller’s right, title and interest in the assets set forth on Section 1.01 of the disclosure schedules (“Disclosure Schedules”) attached hereto (the “Purchased Assets”), free and clear of any mortgage, pledge, lien, charge, security interest, claim or other encumbrance (“Encumbrance”).

Section 1.02       Excluded Assets.  Other than the Purchased Assets, each party expressly understands and agrees that Seller is not selling or assigning, and Buyer is not purchasing or acquiring, any other assets or properties of Seller, and all such other assets and properties shall be excluded from the Purchased Assets (collectively, the “Excluded Assets”).

Section 1.03        Assumption of Liabilities.  Subject to the terms and conditions set forth herein, Buyer shall assume and agree to pay, perform and discharge all liabilities in respect of the Purchased Assets but only to the extent that such Liabilities thereunder are required to be performed after the Closing and do not relate to any failure to perform or other breach or default by Seller on or prior to the Closing (collectively, the “Assumed Liabilities”). Notwithstanding any provision in this Agreement to the contrary, Buyer shall not assume and shall not be responsible to pay, perform, or discharge any liabilities of Seller (or any of its affiliates) of any kind or nature whatsoever other than the Assumed Liabilities (collectively, the “Excluded Liabilities”).

Section 1.04         Purchase Price.

(a)        The aggregate purchase price for the Purchased Assets shall be $200,000 (the “Closing Payment”), subject to adjustment pursuant to Section 1.04(b), plus the assumption of the Assumed Liabilities.  “Purchase Price” means the Closing Payment plus (if applicable) any increase payable pursuant to Section 1.04(b).  At the Closing, Buyer shall pay the Closing Payment to Seller by wire transfer of immediately available funds to an account designated in writing by Seller to Buyer.

(b)          Earnout Payment

(i)         The amount owed to Seller under this Section 1.04(b) (the “Earnout Payment”) shall be equal to fifty percent (50%) of the Total Revenue that Buyer earns for each quarter in the twelve-month period immediately following the Closing (the “Earnout Period”); provided, that the maximum aggregate amount payable under this Section 1.04(b) is $550,000.  “Total Revenue” shall be an amount equal to the quarterly retainer received by Buyer pursuant to each of the Purchased Assets, plus the quarterly commission received by Buyer pursuant to each of the Purchased Assets. “Calculation Period” shall mean each quarter (or, as applicable, any portion thereof in the case of the first quarter and the last quarter in the Earnout Period) ending after the Closing Date until the end of the Earnout Period.

(ii)         No later than 10 business days following the end of each Calculation Period (each such date, an “Earn-out Calculation Delivery Date”), Buyer shall prepare and deliver to Seller a written statement (in each case, an “Earn-out Calculation Statement”) setting forth in reasonable detail its determination of Total Revenue for the Calculation Period and its calculation of the resulting Earn-out Payment (in each case, an “Earn-out Calculation”).

(iii)       Seller shall have 10 business days after receipt of the Earn-out Calculation Statement for each Calculation Period (in each case, the “Review Period”) to review the Earn-out Calculation Statement and the Earn-out Calculation set forth therein. During the Review Period, Seller and its representatives shall have the right to inspect Buyer’s books and records during normal business hours at Buyer’s offices, upon reasonable prior notice and solely for purposes reasonably related to the determinations of Total Revenue and the resulting Earnout Payment. Prior to the expiration of the Review Period, Seller may object to the Earn-out Calculation set forth in the Earn-out Calculation Statement for the applicable Calculation Period by delivering a written notice of objection (an “Earn-out Calculation Objection Notice”) to Buyer,  Any Earn-out Calculation Objection Notice shall specify the items in the applicable Earn-out Calculation disputed by Seller and shall describe in reasonable detail the basis for such objection, as well as the amount in dispute. If Seller fails to deliver an Earn-out Calculation Objection Notice to Buyer prior to the expiration of the Review Period, then the Earn-out Calculation set forth in the Earn-out Calculation Statement shall be final and binding on the parties hereto. If Seller timely delivers an Earn-out Calculation Objection Notice, Buyer and Seller shall negotiate in good faith to resolve the disputed items and agree upon the resulting amount of the Total Revenue and the Earnout Payment for the applicable Calculation Period. If Buyer and Seller are unable to reach agreement within five business days after such an Earn-out Calculation Objection Notice has been given, all unresolved disputed items shall be promptly referred to an impartial nationally recognized firm of independent certified public accountants, other than Seller’s accountants or Buyer's accountants, appointed by mutual agreement of Buyer and Seller (the “Independent Accountant”). The Independent Accountant shall be directed to render a written report on the unresolved disputed items with respect to the applicable Earn-out Calculation as promptly as practicable, but in no event greater than one month after such submission to the Independent Accountant, and to resolve only those unresolved disputed items set forth in the Earn-out Calculation Objection Notice. If unresolved disputed items are submitted to the Independent Accountant, Buyer and Seller shall each furnish to the Independent Accountant such work papers, schedules and other documents and information relating to the unresolved disputed items as the Independent Accountant may reasonably request. The Independent Accountant shall resolve the disputed items based solely on the applicable definitions and other terms in this Agreement and the presentations by Buyer and Seller, and not by independent review. The resolution of the dispute and the calculation of Total Revenue that is the subject of the applicable Earn-out Calculation Objection Notice by the Independent Accountant shall be final and binding on the parties hereto. The fees and expenses of the Independent Accountant shall be borne by Seller and Buyer in proportion to the amounts by which their respective calculations of Total Revenue differ from Total Revenue as finally determined by the Independent Accountant.

(iv)       Buyer's obligation to pay each of the Earnout Payments to Seller in accordance with Section 1.04(b)(i) is an independent obligation of Buyer and is not otherwise conditioned or contingent upon agreement on the Earnout Payment pursuant to Section 1.04(b)(iii) for any prior Calculation Period. For the avoidance of doubt and by way of example, if the payment of the Earnout Payment for the first Calculation Period is not agreed upon pursuant to Section 1.04(b)(iii), but the payment of the Earnout Payment for the second Calculation Period is agreed upon pursuant to Section 1.04(b)(iii), then Buyer would be obligated to pay such Earnout Payment for the second Calculation Period, and not the Earnout Payment for the first Calculation Period until such time as the amount of such Earnout Payment is agreed pursuant to Section 1.04(b)(iii).

(v)         Any Earnout Payment that Buyer is required to pay pursuant to Section 1.04(b)(i) hereof shall be paid in full no later than 10 business days following the date upon which the determination of Total Revenue for the applicable Calculation Period becomes final and binding upon the parties as provided in Section 1.04(b)(iii)  (including any final resolution of any dispute raised by Seller in an Earn-out Calculation Objection Notice). Buyer shall pay to Seller the applicable Earnout Payment in cash by wire transfer of immediately available funds to an account designated in writing by Seller to Buyer.

(vi)       Buyer shall not take or omit to take any action with the intent or purpose to reduce, eliminate or avoid the Earnout Payments under this Agreement, it being understood and agreed that if Buyer unreasonably terminates any of the contracts included in the Purchased Assets during the Earnout Period, such action will be deemed to be an action with the intent or purpose to reduce, eliminate or avoid the Earnout Payments under this Agreement.

(vii)      Buyer and Seller hereby agree that except as otherwise required by law, the Earnout Payments under this Agreement shall be treated as an adjustment to the Purchase Price for tax purposes.

(c)         In addition to any other means of recovery available to Buyer, if Buyer identifies in good faith any claim under this Agreement (including any claim for indemnification under this Agreement), then Buyer shall be entitled, but not obligated, to set-off and withhold the amount of money required to settle such indemnification or other claim from and against any amounts payable by Buyer to Seller under this Agreement (including Section 1.04(b)) before an agreement regarding such claim has been reached or before such claim has been determined by any final proceeding; provided that (a) such right of set-off shall only be exercised in good faith and (b) if Buyer shall exercise any such right of set-off, Buyer shall provide promptly to the Seller a statement describing in reasonable detail the obligations owing to Buyer as to which it exercised such right of set-off.  The exercise of such right of set-off by Buyer, whether or not ultimately determined to be justified, will not constitute a breach of this Agreement, provided that, if the set-off is ultimately determined to be unjustified, then Buyer must promptly pay the set-off amount to Seller.  Neither the exercise nor the failure to exercise such right of set-off will constitute an election of remedies or limit Buyer in any manner in the enforcement of any other remedies that may be available to it.

Section 1.05      Allocation of Purchase Price.  Seller and Buyer agree to allocate the Purchase Price and the Assumed Liabilities shall be allocated among the Purchased Assets for all purposes (including tax and financial accounting) in accordance with Section 1.05 of the Disclosure Schedules (which allocation shall be mutually agreed upon by the Seller and Buyer and in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”)).  Buyer and Seller shall file all tax returns (including amended returns and claims for refund) and information reports in a manner consistent with such allocation, including in connection with the preparation of Internal Revenue Service Form 8594 as such form relates to the transactions contemplated by this Agreement.

Section 1.06        Withholding Tax.  Buyer shall be entitled to deduct and withhold from the Purchase Price all taxes that Buyer may be required to deduct and withhold under any applicable tax law; provided, however, that Buyer and Seller hereby agree that no amounts shall be required to be deducted or withheld from the Purchase Price so long as Seller provides Buyer on or prior to the Closing Date with a properly completed and duly executed IRS Form W-9.  All such withheld amounts shall be treated as delivered to Seller hereunder.

ARTICLE II
CLOSING

Section 2.01       Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place simultaneously with the execution of this Agreement on the date of this Agreement (the “Closing Date”) remotely by exchange of documents and signatures (or their electronic counterparts).  The consummation of the transactions contemplated by this Agreement shall be deemed to occur at 12:01 a.m. on the Closing Date.

Section 2.02        Closing Deliverables.

(a)          At the Closing, Seller shall deliver to Buyer the following:

(i)          an assignment and assumption agreement in the form of Exhibit A hereto/in form and substance satisfactory to Buyer (the “Assignment and Assumption Agreement”) and duly executed by Seller, effecting the assignment to and assumption by Buyer of the Purchased Assets and the Assumed Liabilities;

(ii)          copies of all consents, approvals, waivers and authorizations referred to in Section 3.02 of the Disclosure Schedules;

(iii)        a certificate of the Secretary or Assistant Secretary (or equivalent officer) of Seller certifying as to (A) the resolutions of the board of directors of Seller, duly adopted and in effect, which authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby; and (B) the names and signatures of the officers of Seller authorized to sign this Agreement and the documents to be delivered hereunder;

(iv)         a properly completed and duly executed IRS Form W-9; and

(v)       such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Buyer, as may be required to give effect to this Agreement.

(b)          At the Closing, Buyer shall deliver to Seller the following:

(i)          the Closing Purchase Price;

(ii)          the Assignment and Assumption Agreement duly executed by Buyer; and

(iii)      a certificate of the Secretary or Assistant Secretary (or equivalent officer) of Buyer certifying as to the names and signatures of the officers of Buyer authorized to sign this Agreement and the documents to be delivered hereunder.

Section 2.03       Third Party Consents.  To the extent that Seller’s rights under any Purchased Asset may not be assigned to Buyer without the consent of another Person which has not been obtained, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful; provided that, Seller shall hold such Purchased Asset in trust for the Buyer and the Closing shall occur notwithstanding the foregoing without any adjustment to the Purchase Price on account thereof.  Following the Closing and until the date that is one month following the Closing Date, Seller and Buyer shall use commercially reasonable best efforts, and shall cooperate with each other, to obtain any such required consent, authorization, approval or waiver, or any release, substitution or amendment required to novate all obligations under any and all Purchased Assets or other liabilities that constitute Assumed Liabilities or to obtain in writing the unconditional release of all parties to such arrangements, so that, in any case, Buyer shall be solely responsible for such liabilities and obligations from and after the Closing; provided that neither Seller nor Buyer shall be required to pay any consideration therefor. Once such consent, authorization, approval, waiver, release, substitution or amendment is obtained, Seller shall absolutely assign, transfer, convey and deliver to Buyer the relevant Purchased Asset to which such consent, authorization, approval, waiver, release, substitution or amendment relates for no additional consideration. Applicable Transfer Taxes imposed in respect of such sale, assignment, transfer, conveyance or license shall be paid in accordance with Section 5.03.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer that the statements contained in this Article III are true and correct as of the date hereof.  For purposes of this Article III, “Seller’s knowledge,” “knowledge of Seller” and any similar phrases shall mean the actual knowledge of Brock J. Kowalchuk and Edwin J. Sapienza.

Section 3.01       Organization and Authority of Seller; Enforceability.  Seller is a corporation duly organized, validly existing and in good standing under the laws of the state of Washington.  Seller has full corporate power and authority to enter into this Agreement and the documents to be delivered hereunder, to carry out its obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance by Seller of this Agreement and the documents to be delivered hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Seller.  This Agreement and the documents to be delivered hereunder have been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Buyer) this Agreement and the documents to be delivered hereunder constitute legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms , except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 3.02       No Conflicts; Consents.  The execution, delivery and performance by Seller of this Agreement and the documents to be delivered hereunder, and the consummation of the transactions contemplated hereby, do not and will not: (a) violate or conflict with the certificate of incorporation, by-laws or other organizational documents of Seller; (b) violate or conflict with any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Seller or the Purchased Assets; (c) conflict with, or result in (with or without notice or lapse of time or both) any violation of, or default under, or give rise to a right of termination, acceleration or modification of any obligation or loss of any benefit under any contract or other instrument to which Seller is a party or to which any of the Purchased Assets are subject; or (d) result in the creation or imposition of any Encumbrance on the Purchased Assets.  No consent, approval, waiver or authorization is required to be obtained by Seller from any person or entity (including any governmental authority) in connection with the execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby.

Section 3.03         Title to Purchased Assets.  Seller owns and has good title to the Purchased Assets, free and clear of Encumbrances.

Section 3.04         Reserved.

Section 3.05         Reserved.

Section 3.06         Reserved.

Section 3.07          Purchased Assets.  Each Purchased Asset is valid and binding in accordance with its terms and is in full force and effect.  None of Seller or, to Seller’s knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) or has provided or received any notice of any intention to terminate, any Purchased Asset.  No event or circumstance has occurred that, with or without notice or lapse of time or both, would constitute an event of default under any Purchased Asset or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of benefit thereunder.  Complete and correct copies of each Purchased Asset have been made available to Buyer.  There are no disputes pending or, to Seller’s knowledge, threatened under any Purchased Asset.

Section 3.08         Reserved.

Section 3.09         Reserved.

Section 3.10       Compliance With Laws.  Seller is in compliance in all material respects, with all applicable federal, state and local laws and regulations applicable to ownership and use of the Purchased Assets.

Section 3.11        Legal Proceedings.  There is no claim, action, suit, proceeding or governmental investigation (“Action”) of any nature pending or, to Seller’s knowledge, threatened against or by Seller (a) relating to or affecting the Purchased Assets or the Assumed Liabilities; or (b) that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.  No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

Section 3.12         Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that the statements contained in this Article IV are true and correct as of the date hereof.  For purposes of this Article IV, “Buyer’s knowledge,” “knowledge of Buyer” and any similar phrases shall mean the actual knowledge of Daniel Brownsher.

Section 4.01        Organization and Authority of Buyer; Enforceability.  Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the state of Nevada.  Buyer has full corporate power and authority to enter into this Agreement and the documents to be delivered hereunder, to carry out its obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance by Buyer of this Agreement and the documents to be delivered hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Buyer.  This Agreement and the documents to be delivered hereunder have been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by Seller) this Agreement and the documents to be delivered hereunder constitute legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 4.02       No Conflicts; Consents.  The execution, delivery and performance by Buyer of this Agreement and the documents to be delivered hereunder, and the consummation of the transactions contemplated hereby, do not and will not: (a) violate or conflict with the certificate of incorporation, by-laws or other organizational documents of Buyer; or (b) violate or conflict with any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Buyer.  No consent, approval, waiver or authorization is required to be obtained by Buyer from any person or entity (including any governmental authority) in connection with the execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby.

Section 4.03        Solvency; Sufficiency of Funds. Immediately after giving effect to the transactions contemplated hereby, Buyer shall be solvent and shall: (a) be able to pay its debts as they become due; (b) own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all liabilities); and (c) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of Buyer or Seller. In connection with the transactions contemplated hereby, Buyer has not incurred, nor plans to incur, debts beyond its ability to pay as they become absolute and matured.

Section 4.04       Legal Proceedings.  There is no Action of any nature pending or, to Buyer’s knowledge, threatened against or by Buyer that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.  No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

Section 4.05        Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

ARTICLE V
COVENANTS

Section 5.01        Public Announcements.  Unless otherwise required by applicable law, the Securities and Exchange Commission or by the rules of any stock exchange on which Seller’s parent company lists securities, neither party shall make any public announcements regarding this Agreement or the transactions contemplated hereby without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed).

Section 5.02        Bulk Sales Laws.  The parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Buyer. Any Liabilities arising out of the failure of Seller to comply with the requirements and provisions of any bulk sales, bulk transfer, or similar Laws of any jurisdiction which would not otherwise constitute Assumed Liabilities shall be treated as Excluded Liabilities.

Section 5.03        Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration, value added and other such taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the documents to be delivered hereunder shall be borne and paid when due 50% by Seller and 50% by Buyer.  Seller shall timely file any tax return or other document with respect to such taxes or fees, and Buyer shall cooperate with respect thereto as necessary, and any expenses in connection therewith shall be borne and paid when due 50% by Seller and 50% by Buyer.

Section 5.04         Employees and Employee Benefits.

(a)          Immediately prior to the Closing, Seller shall terminate the employees listed on Exhibit B, and, at Buyer’s sole discretion, Buyer may offer employment, on an “at will” basis, to any or all of such employees.

(b)       Seller shall be solely responsible, and Buyer shall have no obligations whatsoever for, any compensation or other amounts payable to any employees listed on Exhibit B, without limitation, hourly pay, commission, bonus, salary, accrued vacation, fringe, pension or profit sharing benefits or severance pay for any period relating to the service with Seller at any time prior to the Closing and Seller shall pay all such amounts to all entitled persons on or prior to the Closing.

(c)        Seller shall remain solely responsible for the satisfaction of all claims for medical, dental, life insurance, health accident or disability benefits brought by or in respect of any employees listed on Exhibit B or the spouses, dependents or beneficiaries thereof, which claims relate to events occurring prior to the Closing.  Seller also shall remain solely responsible for all worker’s compensation claims of any employees listed on Exhibit B, which relate to events occurring prior to the Closing Date.  Seller shall pay, or cause to be paid, all such amounts to the appropriate persons as and when due.

(d)         Each employee who becomes employed by Buyer in connection with the transaction shall be given service credit for the purpose of eligibility under the group health plan and eligibility and vesting only under the defined contribution retirement plan for his or her period of service with the Seller prior to the Closing Date; provided, however, that (i) such credit shall be given pursuant to payroll or plan records, at the election of Buyer, in its sole and absolute discretion; and (ii) such service crediting shall be permitted and consistent with Buyer’s defined contribution retirement plan.

Section 5.05        Confidentiality.  From and after the Closing, Seller shall, and shall cause its affiliates to, hold, and shall use its reasonable best efforts to cause its or their respective representatives to hold, in confidence any and all information, whether written or oral, concerning the Purchased Assets, except to the extent that Seller can show that such information (a) is generally available to and known by the public through no fault of Seller, any of its affiliates or their respective representatives; or (b) is lawfully acquired by Seller, any of its affiliates or their respective representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation.  If Seller or any of its affiliates or their respective representatives are compelled to disclose any information by judicial or administrative process or by other requirements of law, Seller shall promptly notify Buyer in writing and shall disclose only that portion of such information which Seller is advised by its counsel in writing is legally required to be disclosed, provided that Seller shall use reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

Section 5.06         Non-Solicitation.

(a)         For a period of twelve months commencing on the Closing Date (the “Restricted Period”) Seller shall not, and shall not permit any of its affiliates to, directly or indirectly, hire or solicit any person who is offered employment by Buyer pursuant to Section 5.04, or encourage any such employee to leave such employment or hire any such employee who has left such employment, except pursuant to a general solicitation which is not directed specifically to any such employees; provided, that nothing in this Section 5.06 shall prevent Seller or any of its affiliates from hiring (i) any employee whose employment has been terminated by Buyer or (ii) after 180 days from the date of termination of employment, any employee whose employment has been terminated by the employee.

(b)        Seller acknowledges that a breach or threatened breach of this Section 5.06 would give rise to irreparable harm to Buyer, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by Seller of any such obligations, Buyer shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

(c)        Seller acknowledges that the restrictions contained in this Section 5.06 are reasonable and necessary to protect the legitimate interests of Buyer and constitute a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated by this Agreement.  In the event that any covenant contained in this Section 5.06 should ever be adjudicated to exceed the time, geographic, product or service or other limitations permitted by applicable law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service or other limitations permitted by applicable law.  The covenants contained in this Section 5.06 and each provision hereof are severable and distinct covenants and provisions.  The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

Section 5.07      Further Assurances.  Following the Closing, each of the parties hereto shall execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement and the documents to be delivered hereunder.

ARTICLE VI
INDEMNIFICATION

Section 6.01        Survival.  Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until the date that is 12 months from Closing Date provided that the representations and warranties in Section 3.01, Section 3.03, Section 3.12, Section 4.01 and Section 4.05 shall survive indefinitely. None of the covenants or other agreements contained in this Agreement shall survive the Closing Date other than those which by their terms contemplate performance after the Closing Date, and each such surviving covenant and agreement shall survive the Closing for the period contemplated by its terms. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of such survival period and such claims shall survive until finally resolved.

Section 6.02        Indemnification By Seller.  From and after the Closing, Seller shall defend, indemnify and hold harmless Buyer from and against all claims, judgments, damages, liabilities, settlements, losses, costs and expenses, including reasonable attorneys’ fees and disbursements (collectively, “Losses”) sustained by Buyer, arising from or with respect to:

(a)          any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement or any document to be delivered hereunder;

(b)          any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement or any document to be delivered hereunder; or

(c)          any Excluded Asset or Excluded Liability.

Section 6.03        Indemnification By Buyer.  From and after the Closing, Buyer shall defend, indemnify and hold harmless Seller from and against all Losses sustained by Seller, arising from or with respect to:

(a)          any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement or any document to be delivered hereunder;

(b)          any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement or any document to be delivered hereunder; or

(c)          any Assumed Liability.

Section 6.04       Certain Limitations. The party making a claim under this Article VI is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this Article VI is referred to as the “Indemnifying Party.” The indemnification provided for in Section 6.02 and Section 6.03 shall be subject to the following limitations:

(a)          The aggregate amount of all Losses for which an Indemnifying Party shall be liable pursuant to Section 6.02(a) or (b) or Section 6.03(a) or (b), as the case may be, shall not exceed the Purchase Price.

(b)          In no event shall any Indemnifying Party be liable to any Indemnified Party for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple.

Section 6.05       Indemnification Procedures.  Whenever any claim shall arise for indemnification hereunder, the Indemnified Party shall promptly provide written notice of such claim to the Indemnifying Party.  Such notice by the Indemnified Party shall: (a) describe the claim in reasonable detail; (b) include copies of all material written evidence thereof; and (c) indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party.  In connection with any claim giving rise to indemnity hereunder resulting from or arising out of any Action by a person or entity who is not a party to this Agreement, the Indemnifying Party, at its sole cost and expense and upon written notice to the Indemnified Party, may assume the defense of any such Action with counsel reasonably satisfactory to the Indemnified Party.  The Indemnified Party shall be entitled to participate in the defense of any such Action, with its counsel and at its own cost and expense, subject to the Indemnifying Party's right to control the defense thereof.  If the Indemnifying Party does not assume the defense of any such Action, the Indemnified Party may, but shall not be obligated to, defend against such Action in such manner as it may deem appropriate, including, but not limited to, settling such Action, after giving notice of it to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate and no action taken by the Indemnified Party in accordance with such defense and settlement shall relieve the Indemnifying Party of its indemnification obligations herein provided with respect to any damages resulting therefrom.  Seller and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any claim, including: (i) making available (subject to the provisions of Section 5.05) records relating to such claim; and (ii) furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such claim. The Indemnifying Party shall not settle any Action without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.06       Tax Treatment of Indemnification Payments.  All indemnification payments made by Seller under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for tax purposes, unless otherwise required by law.

Section 6.07       Exclusive Remedies. The parties acknowledge and agree that from and after the Closing their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement shall be pursuant to the indemnification provisions set forth in this Article VI. In furtherance of the foregoing, each party hereby waives, from and after the Closing, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their affiliates and each of their respective representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article VI. Nothing in this Section 6.07 shall limit any person's right to seek and obtain any equitable relief to which such Person shall be entitled or to seek any remedy on account of any fraud by any party hereto.

ARTICLE VII
MISCELLANEOUS

Section 7.01       Expenses.  Except as otherwise expressly provided herein (including Section 5.03 hereof), all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 7.02        Notices.  All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.  Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.02):

If to Seller	Kaspien Inc.
Attn: Brock Kowalchuk
PO Box 462
East Schodack, NY 12063
Phone: 907.347.4644
Email: BrockK@kaspien.com

If to Buyer	Channel Key, LLC
Attn: Daniel Brownsher
5940 S Rainbow Blvd, Ste 400
PMB 18703
Las Vegas, NV 89118
Phone: 844-700-1257
Email: dan.brownsher@channelkey.com

Section 7.03         Headings.  The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 7.04       Severability.  If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 7.05         Entire Agreement.  This Agreement and the documents to be delivered hereunder constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.  In the event of any inconsistency between the statements in the body of this Agreement and the documents to be delivered hereunder, the Exhibits and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

Section 7.06       Successors and Assigns.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.  Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed.  No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 7.07       No Third-Party Beneficiaries.  This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.08       Amendment and Modification.  This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto.

Section 7.09        Waiver.  No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving.  No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver.  No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 7.10        Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of Nevada without giving effect to any choice or conflict of law provision or rule (whether of the State of Nevada or any other jurisdiction).

Section 7.11        Submission to Jurisdiction.  Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the United States of America or the courts of the State of Nevada in each case located in Clark County, Nevada, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

Section 7.12        Waiver of Jury Trial.  Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 7.13       Specific Performance. Notwithstanding Section 6.07, the parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 7.14        Non-Recourse. This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, affiliate, agent, attorney or other representative of any party hereto or of any affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim, action, suit or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby.

Section 7.15       Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.  A signed copy of this Agreement delivered by e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their duly authorized representatives.

Kaspien, Inc., a Washington corporation

By:/s/ Brock Kowalchuk
Name: Brock Kowalchuk
Title: Director

By:/s/ Ed Sapienza
Name: Ed Sapienza
Title: Director

Channel Key, LLC, a Nevada limited liability company

By:/s/ Daniel Brownsher
Name: Daniel Brownsher
Title: Manager